UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                          EURO TRADE & FORFAITING, INC.


                                (Name of Issuer)

                         Common Stock, $0.001 Par Value


                         (Title of Class of Securities)

                                   29870X 10 3
                                 (CUSIP Number)

                                Michael J. Smith
                         Suite 1620, 400 Burrard Street
                           Vancouver, British Columbia
                                 Canada  V6C 3A6
                            Telephone (604) 683-5767
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and  Communications)

                                October 12, 2001
     (Date  of  Event  Which  Requires  Filing  of  this  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP  No.     29870X  10  3
             ------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         MFC  BANCORP  LTD.
       ----------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [    ]
       (b)     [    ]

3)     SEC  Use  Only
                        --------------------------------------------------------

4)     Source  of  Funds     00
                           -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     YUKON  TERRITORY,  CANADA
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power     840,000
                                                           ---------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power     1,462,663
                                                            --------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power     840,000
                                                                ----------------
       Person
       With                    (10)  Shared  Dispositive  Power     1,462,663
                                                                  --------------

11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

         2,302,663
       -----------------

12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

       ------------------------------------------------------------------------

13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)     9.9%
                                                                     ----------

14)    Type  of  Reporting  Person        CO
                                      -----------------------------------------

CUSIP  No.     29870X  10  3
             ----------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         PINE  RESOURCES  CORPORATION
       ---------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [    ]
       (b)     [    ]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds     00
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     BRITISH  COLUMBIA,  CANADA
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power    0
                                                          ----------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power     1,260,000
                                                             -------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power     0
                                                                ----------------
       Person
       With                    (10)  Shared  Dispositive  Power     1,260,000
                                                                  --------------

11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

         1,260,000
       -----------------

12)     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

        ------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)     5.5%
                                                                     -----------

14)     Type  of  Reporting  Person      CO
                                       -----------------------------------------

CUSIP  No.     29870X  10  3
             ----------------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         PARKLAND VENTURES LIMITED
       ---------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [    ]
       (b)     [    ]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds     00
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     BRITISH VIRGIN ISLANDS
                                                  ------------------------------

       Number  of               (7)  Sole  Voting  Power    0
                                                          ----------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power     1,260,000
                                                             -------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power     0
                                                                ----------------
       Person
       With                    (10)  Shared  Dispositive  Power     1,260,000
                                                                  --------------

11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

         1,260,000
       -----------------

12)     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

        ------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)     5.5%
                                                                     -----------

14)     Type  of  Reporting  Person      CO
                                       -----------------------------------------

This amendment No. 3 to Schedule 13D (the "Amendment No. 3") amends the Schedule 13D of MFC Bancorp Ltd. ("MFC") dated February 15, 2000 (the "Schedule 13D"), the Amendment No. 1 of MFC dated November 29, 2000 to the Schedule 13D
(the "Amendment No. 1") and the Amendment No. 2 of MFC dated March 7, 2001 to the Amendment No. 1 (the "Amendment No. 2"), and is being filed by MFC, Pine Resources Corporation ("Pine") and Parkland Ventures Limited ("Parkland") to report their securityholdings of Euro Trade & Forfaiting, Inc.
("Euro  Trade").

ITEM  1.     SECURITY  AND  ISSUER.

This Amendment No. 3 relates to the shares (the "Shares") of common stock with a $0.001 par value each of Euro Trade, a Utah corporation having a principal executive office at Suite 1620, 400 Burrard Street, Vancouver, British Coumbia, Canada, V6C 3A6.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This Amendment No. 3 is filed on behalf of MFC, Pine and Parkland. MFC operates in the financial services business and has an address at 17 Dame Street, Dublin 2, Ireland. Pine is an approximately 51%-owned subsidiary of MFC that is primarily engaged in the acquisition, exploration, development and production of natural gas and crude oil properties and has a principal business and office address at 1620, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6. Parkland is a wholly-owned subsidiary of Pine with investment holdings and has an office address at 1620, 400 Burrard Street, Vancouver, British Columbia,Canada, V6C 3A6.
See item 6 on pages 2, 3 and 4 of this Amendment No. 3 for the jurisdictions of organization of MFC, Pine and Parkland, respectively.

The executive officers and directors of MFC remain unchanged since the filing of the Amendment No. 2.

The following table lists the names, citizenships, residential or business addresses and principal occupations of the directors and officers of Pine and Parkland.




                      RESIDENCE
                      OR
                      BUSINESS             PRINCIPAL
NAME                  ADDRESS              OCCUPATION        CITIZENSHIP
----                  ---------            ----------        -----------
Murray Oliver         Suite 1200, 609      Corporate          Canadian
                      Granville Street,    Relations
                      P.O. Box 10372       Consultant with
                      Pacific Centre,      Norstar
                      Vancouver, British   Consulting
                      Columbia, Canada
                      V7Y 1G6

Leonard Petersen      Suite 1200, 609      Director and       Canadian
                      Granville Street,    Senior
                      P.O. Box 10372       Officer of
                      Vancouver, British   Pemcorp Ltd.
                      Columbia, Canada
                      V7Y 1G6

Becky Wong            Room 315, Block 2,   Securities         Chinese
                      Upper Ngau Tau Kok   Industry
                      Estate, Kowloon,     Executive at EAA
                      Hong Kong            Securities
                                           Limited
                                           in Hong Kong




During the last five years, neither MFC, Pine or Parkland has been, nor, to the knowledge of MFC, Pine or Parkland, have any of their directors or officers been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC, Pine and Parkland have executed a joint filing agreement consenting to the joint filing of this Amendment No. 3. Such agreement is filed as Exhibit 1 to this Amendment No. 3 and is incorporated herein by reference.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On November 14, 2000, Parkland acquired 630,000 units of Euro Trade for in aggregate $850,500 or $1.35 per unit. Each unit is comprised of one Share and one share purchase warrant, with each warrant exercisable for one further Share at a price of $1.35 per Share for a period of five years from the date of issuance of the warrant. The purchase price was paid from Parkland's working capital. Parkland is a wholly-owned subsidiary of Pine.

On October 12 , 2001, Pine became an approximately 51%-owned subsidiary of MFC and, accordingly, MFC acquired indirect beneficial ownership over the securities of Euro Trade owned by Parkland effective such date.

ITEM  4.     PURPOSE  OF  TRANSACTION.

Parkland acquired the securities of Euro Trade for investment purposes. At this time, neither MFC, Pine or Parkland, nor, to the knowledge of MFC, Pine or Parkland, any of their directors or executive officers, have the intention of acquiring additional shares of Euro Trade, although MFC, Pine and Parkland reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC, Pine or Parkland, nor, to the knowledge of MFC, Pine or Parkland, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Parkland is the beneficial owner of, and Pine and MFC are the indirect beneficial owners of, 630,000 Shares of Euro Trade and warrants to acquire an additional 630,000 Shares of Euro Trade, representing in aggregate 5.5% of the outstanding Shares of Euro Trade on a diluted basis. Parkland, Pine and MFC share voting and dispositive power over these Shares and warrants.

MFC additionally exercises sole or shared voting and dispositive power over 622,663 Shares of Euro Trade and warrants to acquire an additional 420,000 Shares of Euro Trade. Accordingly, MFC exercises sole or shared voting and dispositive power over in aggregate 9.9% of the outstanding Shares of Euro Trade on a diluted basis.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not  applicable.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS



Exhibit Number           Description
--------------           -----------
  1                      Joint Filing Agreement between Parkland, Pine and
                         MFC dated October 26, 2001.



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             October 26, 2001
                                        --------------------------
                                             (Date)

                                         PARKLAND VENTURES LIMITED

                                         By: /s/ Leonard Petersen
                                        ---------------------------
                                             (Signature)

                                         Leonard Petersen, President
                                        ----------------------------
                                             (Name and Title)


                                             October 26, 2001
                                        --------------------------
                                             (Date)

                                         PINE RESOURCES CORPORATION

                                         By: /s/ Leonard Petersen
                                        ---------------------------
                                             (Signature)

                                         Leonard Petersen, President
                                        ----------------------------
                                             (Name and Title)

                                             October 26, 2001
                                        -----------------------------
                                                (Date)

                                               MFC BANCORP LTD.

                                         By: /s/ Michael J. Smith
                                        ------------------------------
                                             (Signature)

                                         Michael J. Smith, Director
                                        ------------------------------
                                             (Name and Title)

                                  EXHIBIT INDEX



Exhibit Number             Description
--------------             -----------
  1                        Joint Filing Agreement between Parkland, Pine
                           and MFC dated October 26, 2001.

